Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Nos. 333-203630,

333-203630-01

PRICING SUPPLEMENT

September 27, 2017

United Continental Holdings, Inc.

$400,000,000 4.25% Senior Notes due 2022

Pricing Supplement dated September 27, 2017 to the Preliminary Prospectus Supplement dated September 27, 2017 of United Continental Holdings, Inc. (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Continental Holdings, Inc. (“UAL”)

Guarantor:	United Airlines, Inc. (“United”)

Aggregate Principal Amount:	$400,000,000

Title of Securities:	4.25% Senior Notes due 2022

Distribution:	SEC registered

Maturity:	October 1, 2022

Coupon:	4.25%

Public Offering Price:	100%

Yield to Maturity:	4.25%

Spread to Benchmark Treasury:	232 basis points

Benchmark Treasury:	UST 1.75% due 9/30/2022

Ratings*:	Ba3/BB-

Underwriting Discounts and Commissions:	$3,500,000

Proceeds, Before Exenses, to UAL:	$396,500,000

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2018

Optional Redemption:	Make-whole call at T+50 bps

Change of Control:	Put at 101% of principal plus accrued interest

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Principal Amount of Notes

Morgan Stanley & Co. LLC	$184,000,000

Credit Suisse Securities (USA) LLC	$92,000,000

Deutsche Bank Securities Inc.	$56,000,000

J.P. Morgan Securities LLC	$56,000,000

Loop Capital Markets LLC	$12,000,000

Trade Date:	September 27, 2017

Settlement Date:	September 29, 2017 (T+2)

CUSIP:	910047 AJ8

ISIN:	US910047AJ87

Denominations:	$2,000 x $1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649.

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